Matthew T. Bush Direct Dial: +1.858.523.3962 matt.bush@lw.com	12670 High Bluff Drive San Diego, California 92130 Tel: +1.858.523.5400 Fax: +1.858.523.5450 www.lw.com
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File No. 047864-0002

November 10, 2014

VIA EDGAR

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Airgain, Inc.

Confidential Draft Registration Statement on Form S-1

Submitted August 12, 2014

CIK No. 0001272842

Dear Mr. Spirgel:

We are in receipt of the Staff’s letter dated September 8, 2014 with respect to the above-referenced confidential draft Registration Statement (the “Confidential Registration Statement”). We are responding to the Staff’s comments on behalf of Airgain, Inc. (“Airgain” or the “Company”) as set forth below. Simultaneously with the submission of this letter, Airgain is confidentially submitting via EDGAR Amendment No. 1. to its Confidential Registration Statement on Form S-1 (the “Amendment”), responding to the Staff’s comments and updating the Confidential Registration Statement. Courtesy copies of this letter and the Amendment (marked to show changes thereto) are being submitted to the Staff by hand delivery.

Airgain’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. All terms used but not defined herein have the meanings assigned to such terms in the Amendment. For ease of reference, we have set forth the Staff’s comments and Airgain’s response for each item below.

General

1.	Please update your financial statements and other financial information to include the interim period June 30, 2014. Please refer to Rule 3-12 of Regulation S-X.

November 10, 2014

Airgain’s Response: The Company respectfully advises the Staff that it has updated the Amendment to include financial information for the interim period ended June 30, 2014, in response to the Staff’s comment.

2.	We note numerous blank spaces throughout the prospectus. Please be advised that you should include the price, use of proceeds, dilution, capitalization, underwriting, and all other required information in an amendment to your Form S-1 prior to any distribution of preliminary prospectuses so that was may complete our review. Note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

Airgain’s Response: The Company acknowledges the Staff’s comment.

3.	Please furnish a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter informing you that FINRA has no objections.

Airgain’s Response: The Company respectfully advises the Staff that the amount of compensation to be allowed or paid to the underwriters has not yet been cleared with FINRA. Prior to the effectiveness of the Form S-1, the Company will provide the Staff with a copy of the letter informing the Company that FINRA has no objections or will have a FINRA Staff member call the Staff to confirm FINRA clearance.

4.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Airgain’s Response: The Company respectfully advises the Staff that it will provide copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act under separate cover. The Company respectfully advises the Staff no research reports about the Company have been published or distributed in reliance on Section 2(a)(3) of the Securities Act added by Section 105(a) of the JOBS Act by any broker or dealer that is participating or will participate in the Company’s offering. If, following the date of this letter, any such materials are published or distributed, the Company will supplementally provide such materials to the Staff.

5.

Please provide us with copies of your artwork prior to circulating preliminary prospectuses. Since we may have comments that could result in material revisions to your artwork, we suggest that you provide us with enough time to finish commenting on

November 10, 2014

your artwork prior to circulating preliminary prospectuses. For guidance, see Compliance and Disclosure Interpretations, Securities Act Forms, Question 101.02, available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml.

Airgain’s Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it does not currently intend to include any graphic, visual or photographic information in the printed prospectus other than the Company’s logo which currently appears on the cover page of the Amendment and the other graphics that are presently included in Amendment. If, following the date of this letter, the Company determines to include additional graphic, visual or photographic information in the printed prospectus, it will provide proofs to the Staff prior to its use.

Prospectus Summary, page 1

6.	We note your disclose your sales growth from 2009 to 2013 and increase in income from operations. To provide balance, please disclose net income or losses for the applicable periods. Please revise throughout such as on pages 31 and 42.

Airgain’s Response: The Company has revised the disclosure on pages 1, 34 and 45 of the Amendment in response to the Staff’s comment.

Risk Factors, page 8

We have identified a material weakness and significant deficiencies in…, page 13

7.	Please expand your disclosure to discuss the internal control deficiencies and how you remediated these deficiencies.

Airgain’s Response: The Company has revised the disclosure on page 14 of the Amendment in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31

8.	We note your discussion on pages 35 and 35 regarding total sales growth. We note you disclose the increase in the total number of units sold. Please revise to discuss the factors affecting or circumstances driving this growth.

Airgain’s Response: The Company has revised the disclosure on page 38 of the Amendment in response to the Staff’s comment to disclose the specific factors driving the growth of sales and number of units sold.

Non-GAAP Financial Results, page 34

9.	Please reconcile Adjusted EBITDA to net income, which is the most directly comparable GAAP financial measure.

November 10, 2014

Airgain’s Response: The Company has revised the disclosure on page 37 of the Amendment in response to the Staff’s comment.

10.	Please consider quantifying each of the significant non-recurring expenses in your calculation of Adjusted EBITDA. Also, it appears inappropriate to characterize certain of these expenses as non-recurring, since these expenses occurred in 2013 and 2014. Please refer to the guidance in Question 102.3 of the Compliance and Disclosure Interpretations on non-GAAP financial measures located on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Airgain’s Response: The Company has revised the disclosure on page 37 of the Amendment in response to the Staff’s comment to quantify the significant non-recurring expenses and to clarify the periods to which the non-recurring expenses apply.

Liquidity and Capital Resources, page 36

11.	We note your disclosure in the middle of page 37 regarding investing for long-term growth. Please disclose the amount or a range of the amount you intend invest in the next 12 months.

Airgain’s Response: The Company has revised the disclosure on page 40 of the Amendment to disclose that its existing cash together with cash proceeds from operations will be sufficient to meet the Company’s working capital requirements for at least the next 12 months. The Company respectfully advises the Staff that any estimate of a quantified dollar value of potential investment during this period is inherently uncertain and potentially misleading to investors. The Company believes that its disclosure that its existing cash together with cash proceeds from operations, will fund operation for at least the next 12 months provides investors sufficient overall information to evaluate the Company’s liquidity requirements and ability to meet its investment plan.

12.	Please explain in more detail the reasons for the significant increase in net cash used in investing activities in the three months ended March 31, 2014 compared to prior periods.

Airgain’s Response: The Company respectfully advises the Staff that the significant increase in net cash used in investing activities resulted from its move to new corporate headquarters in 2014, and has revised the disclosure on page 40 of the Amendment accordingly.

Contractual Obligations and Commitments, page 38

13.	We note that you have various notes payable outstanding that apparently are not reflected in the table. Please revise the table or tell us why these notes are excluded.

Airgain’s Response: The Company has revised the disclosure on page 41 of the Amendment in response to the Staff’s comment to clarify that notes payable refers to amounts outstanding under the Company’s term loan.

November 10, 2014

14.	Please revise the table to reflect your obligations under the term loan of $750,000. Please refer to page F-17.

Airgain’s Response: The Company has revised the disclosure on page 41 of the Amendment in response to the Staff’s comment. In response to the Staff’s comments, the Company respectfully advises the staff that the notes payable outstanding refers to the term loan of $750,000.

Revenue Recognition, page 38

15.	We note that you often become involved with customers in the design phase and also supply OTA testing to your customers. On page 31, you disclose that you generally provide these services for free. Please tell us how you account for these services when you charge your customers.

Airgain’s Response: The Company has revised the disclosure on page 42 of the Amendment in response to the Staff’s comment to clarify that service revenues currently comprise an immaterial percentage of total revenues and are recognized ratably over the term of any service agreement.

Financial Statements

Balance Sheets, page F-3

16.	Please revise the notes to the financial statements to disclose the details and significant terms of your notes payable balances.

Airgain’s Response: The Company respectfully advises the Staff that the notes payable balances refer to the term loan balances under the term loan with Silicon Valley Bank. In response to the Staff’s comment, the Company has clarified on page F-16 of the Amendment that the notes payable refer to this term loan.

Statement of Cash Flows, page F-6

17.	Please disclose the details of the transaction in which you acquired property and equipment through lease incentives. In this regard, we note that this non-cash event comprises a material portion of your Property and Equipment balance.

Airgain’s Response: The Company has revised the disclosure on page F-30 of the Amendment in response to the Staff’s comment.

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Any comments or questions regarding the foregoing should be directed to the undersigned at 858-523-3962. Thank you in advance for your cooperation in connection with this matter.

November 10, 2014

Very truly yours,

/s/ Matthew T. Bush Matthew T. Bush
LATHAM & WATKINS LLP

Enclosures

cc:	Leo Johnson, Airgain, Inc. (w/enclosures)